SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                               Delta Apparel, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)



                                   247368 10 3
                                 (CUSIP Number)


Bettis C. Rainsford, 108 1/2 Courthouse Square, Edgefield, South Carolina 29824
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                  June 30, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
______.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








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
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                                  SCHEDULE 13D


CUSIP No.    247368 10 3                                                                  Page     2     of    5      Pages

--------- --------------------------------------------------------------------------------------------------------------------------


          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

1         Bettis C. Rainsford
--------- --------------------------------------------------------------------------------------------------------------------------



          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a) _____
   2      (See Instructions)                                                                                              (b) _____
--------- --------------------------------------------------------------------------------------------------------------------------



3         SEC USE ONLY
--------- --------------------------------------------------------------------------------------------------------------------------

          SOURCE OF FUNDS (See Instructions)

4         OO      See Note 1 in response to Item 5
--------- --------------------------------------------------------------------------------------------------------------------------



   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           ______
--------- --------------------------------------------------------------------------------------------------------------------------

          CITIZENSHIP OR PLACE OF ORGANIZATION

6         US
--------- --------------------------------------------------------------------------------------------------------------------------
---------------------------- ------- -----------------------------------------------------------------------------------------------

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING                            SOLE VOTING POWER
PERSON
WITH                         7       334,218
---------------------------- ------- -----------------------------------------------------------------------------------------------

                                     SHARED VOTING POWER

                             8       0
---------------------------- ------- -----------------------------------------------------------------------------------------------

                                     SOLE DISPOSITIVE POWER

                             9       334,218
---------------------------- ------- -----------------------------------------------------------------------------------------------

                                     SHARED DISPOSITIVE POWER

                               10    0
--------- --------------------------------------------------------------------------------------------------------------------------

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11        334,218
--------- --------------------------------------------------------------------------------------------------------------------------


          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                              ______
   12     (See Instructions)
--------- --------------------------------------------------------------------------------------------------------------------------

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13        14.3%
--------- --------------------------------------------------------------------------------------------------------------------------

          TYPE OF REPORTING PERSON (See Instructions)

14        IN
--------- --------------------------------------------------------------------------------------------------------------------------


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ITEM 1.  SECURITY AND ISSUER
----------------------------

          a.   Title and class of equity securities:
               -------------------------------------

                           Common Stock

          b.   Name and address of principal executive offices of issuer:
               ----------------------------------------------------------

                           Delta Apparel, Inc.
                           3355 Breckinridge Blvd., Suite 100
                           Duluth, GA 30096

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

          a.   Name of filing person:

                  Bettis C. Rainsford

          b.   Business Address:

                  108 1/2 Courthouse Square
                  Edgefield, SC 29824

          c.   Principal occupation:

                  President
                  The Rainsford Development Corporation
                  108 1/2 Courthouse Square
                  Edgefield, SC 29824
                  (General business development activities)

          d. During the last five years, Mr. Rainsford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          e. During the last five years, Mr. Rainsford has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          f.   Citizenship:

                  United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

     The shares of common stock of Delta Apparel, Inc. (the "Issuer") reported in this Schedule 13D were distributed on June 30, 2000 to the Reporting Person pursuant to the distribution of all shares of the Issuer's common stock (the "Shares") by Delta Woodside Industries, Inc. ("Delta Woodside") to the stockholders of Delta Woodside, including the Reporting Person. This distribution is more fully described in the Form 10/A, Amendment No. 4, filed with the Securities and Exchange Commission by the Issuer on June 8, 2000.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

     At this time, Mr. Rainsford holds his shares primarily for investment. Mr. Rainsford may modify or change his intentions based upon developments in the Company's business, discussions with the Company, actions of management or a change in market or other conditions or other factors. Mr. Rainsford will continually consider modifications of his

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position,  or may take  other  steps,  change  his  intentions,  or trade in the
Company's securities at any time, or from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

          a.   Aggregate   number  and   percentage   of  class  of   securities
               ---------   ------  ---   ----------   --  -----  --   ----------

               beneficially owned by the filing person:
               ----------------------------------------

                  Number of Shares                            Percentage

                           334,218                                 14.3%

          b.   Number of Shares as to which there is:
               --------------------------------------

                  (i)      Sole power to vote or to direct the vote:
                           -----------------------------------------

                           334,218

                  (ii)     Shared power to vote or to direct the vote:
                           -------------------------------------------

                           0

                  (iii)    Sole power to dispose or direct the disposition:
                           ------------------------------------------------

                           334,218

                  (iv)     Shared power to dispose or direct the disposition:
                           --------------------------------------------------

                            0

                  (v)      Parties with whom stock powers are shared:
                           ------------------------------------------

          Mr. Rainsford holds sole voting and dispositive power for all shares reported herein.

          Mr. Rainsford owns 329,424 shares of common stock directly. In addition, the number of shares shown above includes an aggregate of 4,794 shares of common stock owned by The Edgefield County Foundation, a charitable trust, as to which shares Mr. Rainsford holds voting and investment power but disclaims beneficial ownership.

          c.   Description of transactions  in the class of securities  effected
               ---------------------------  --------------------------  --------
               during the past sixty days:
               ---------------------------

               None, other that the receipt of the shares as described in response to Item 3.

          d.   Statement  regarding  right of any other person to receive or the
               ---------  ---------  -------------------------------------------
               power to direct the receipt of  dividends  from,  or the proceeds
               ------------------------------  ---------  -----  ---------------
               from the sale of such securities:
               ---------------------------------

     Mr. Rainsford pledge a total of 275,798 shares of Common Stock to three commercial banks, Carolina First Bank, Regions Bank and SouthTrust Bank, NA, as security for certain loans. Under the loan agreements, in certain circumstances, the banks have the right to receive proceeds from the sale of the shares.

          e.   Statement regarding the date on which the reporting person ceased
               -----------------------------------------------------------------
               to be the beneficial owner of more than five percent of the class
               -----------------------------------------------------------------
               of securities:
               --------------

                  Not applicable.



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ITEM 6.
-------

     Contracts,  Arrangements,  Understandings, or Relationships with Respect to
     ----------  -------------  ------------------------------------------------
     Securities of the Issuer:
     -------------------------

     As discussed in Item 5, Mr. Rainsford has pledged a total of 275,798 shares of Common Stock to three commercial banks, Carolina First Bank, Regions Bank and SouthTrust Bank, NA, as security for certain loans.

ITEM 7.
-------

     Material to be Filed as Exhibits:
     ---------------------------------

         None

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     Date:  7-10-00


                                                     /s/ Bettis C. Rainsford
                                                     -----------------------
                                                     Bettis C. Rainsford